SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

UPM-Kymmene Corporation Company Announcement November 12, 2007 at 16:00

UPM has agreed to settle class-action lawsuits raised by direct purchasers of magazine paper and labelstock in the United States

UPM has been named as a defendant in multiple class-action lawsuits raised against magazine paper and labelstock manufacturers in the United States. The company has now agreed to settle the class-action lawsuits raised by direct purchasers of magazine paper and labelstock.

According to the agreement UPM will pay compensation to magazine paper customers in value of 9 million and to labelstock customers of 8.25 million US dollars. The charge, a total of approx. EUR 12 million, will be recorded for the last quarter of 2007.

Class-action lawsuits filed by indirect purchasers of magazine paper and labelstock continue to be pending.

Class-action lawsuits were raised after the US Department of Justice opened criminal investigations into competitive practices in 2003. The US authorities have since concluded the investigations.

For further information, please contact:

Mr Juha Mäkelä, General Counsel, UPM, tel. +358 204 15 0407

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations